JOSEPH GUNNAR & CO., LLC
30 Broad Street, 11th Fl

New York, NY 10004

April 29, 2016

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Aytu Bioscience, Inc. (the “Company”)
File No. 333-210144
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), we, the representative of the several underwriters (the “Representative”), hereby join in the request of the Company that the effective time of the above-referenced Registration Statement be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Monday, May 2, 2016, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that during the period from April 25, 2016 to the date of this letter, we, acting on behalf of the several underwriters, distributed as many copies of the Preliminary Prospectuses, dated April 25, 2016 as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

Very truly yours,

JOSEPH GUNNAR & CO., LLC

By: /s/ Eric Lord

Name: Eric Lord
Title: Head of Investment Banking/Underwritings